Summary

Bowyer Research urges shareholders to vote FOR Proposal 7, on the 2023 proxy ballot of Microsoft Corporation (“Microsoft” or the “Company”). The “Resolved” clause for Proposal No. 7 states:

Shareholders request that Microsoft Inc. (“Company”) provide a report, published on the company’s website and updated semi-annually – and omitting proprietary information and at reasonable cost – that specifies the Company’s policy in responding to requests to remove or take down content, or content-producing entities, from LinkedIn or other platforms by the Executive Office of the President, Members of Congress, or any other agency or entity of the United States Government.

This report shall also include an itemized listing of such take-down requests, including the name and title of the official making the request; the nature and scope of the request; the date of the request; the outcome of the request; and a reason or rationale for the Company’s response, or lack thereof.

The statement1 opposing this Proposal submitted by the Board of Microsoft (“the Board”), contends that:

1.Microsoft, and its subsidiary LinkedIn, already provide “semi-annual reports on Government Content Removal Requests and explain the principles and process used to evaluate and respond to such requests,” rendering such a proposal superfluous.

2.Microsoft (and LinkedIn, separately) additionally release Content Removal Requests Reports detailing requests to take down content on the Company’s consumer online services (i.e. Bing, MSN, etc), rendering the proposal’s request unnecessary.

3.LinkedIn further affirms2 a commitment to “free expression” and minimizing the impact of laws negatively affecting “constructive, relevant speech.”

1https://view.officeapps.live.com/op/view.aspx?src=https://c.s-microsoft.com/en-us/CMSFiles/2023_Proxy_Statement.docx?version=b617ae33-ddc6-cfbe-26b9-e49437222a01

2 https://about.linkedin.com/transparency

These assertions, however, are based on false argumentation and analysis that:

1.Overlooks the relevant question of Microsoft’s compliance with government requests to take down content.

2.Conflates the issue of corporate transparency with Microsoft’s self-described corporate responsibility to suppress misinformation.

1.The Board’s statement overlooks the relevant question of Microsoft’s compliance with government requests to take down content.

As noted in the supporting statement for Proposal 7, Microsoft (and all other tech companies) are not permitted to engage in censorship of content at the behest of the government, as per the Supreme Court’s rulings in Bantam Books, Inc. v. Sullivan (1963) and elsewhere. The Board’s statement asserts that “LinkedIn and Microsoft have not historically or recently received the types of requests the proposal raises as a concern,” although the statement later details requests from the government to censor “misinformation” related to COVID-19 as falling into an actionable category of government requests. This dichotomy represents the key overlook in the Board’s purview—the question is not a question of how many but how. The fact that Microsoft has taken down very little speech in cooperation with government requests misses the true concern of Proposal 7: Microsoft, as per the law of the United States, may not engage in government-spurred censorship of private content at all.

As noted by Justice Brennan in the majority opinion3 in Bantam, “It is characteristic of the freedoms of expression in general that they are vulnerable to gravely damaging, yet barely visible, encroachments.” These encroachments, particularly when coming from hyper-powerful tech companies such as Microsoft, matter. The Board asserts its (indirectly, through its subsidiary LinkedIn) goal of “minimiz[ing] the impact of laws that negatively affect constructive, relevant speech.” Yet, this portrayal, too, overlooks the issue at hand: Microsoft is not being asked to minimize the impact of laws suppressing speech, but to maximize the impact of laws holding the Company to its own legal responsibility and fiduciary duty. The Company’s

3 https://supreme.justia.com/cases/federal/us/372/58/

initial burden of proof is not to prove that censorship is justified, in keeping with past protocol, or correctly following current protocol, even should such protocol be clearly explained and transparent. The Company’s initial burden of proof is to explain that its actions, particularly concerning requests from governmental entities to take down content, fall within the acceptable purview of United States law. The fact that this question has conveniently gone unanswered by the Board speaks to the necessity of Proposal 7.

2.The Board conflates the issue of corporate transparency with Microsoft’s self-described corporate responsibility to suppress misinformation.

The response from the Board clearly emphasizes the transparency and public availability of its own procedures, ostensibly to argue that, since its policies are understandable and aimed at combating ‘misinformation,’ the concerns raised in Proposal 7 are unnecessary. Further, an example provided by the Board makes this implicit argument even clearer: “while it does not directly relate to Government Takedown Requests, Microsoft also recently begun [sic] providing data on content removal on the Xbox Live platform related to a range of issues from sexual content to fraud.” The implicit premise in the Board’s response seems to be that abiding by government requests to take down inconvenient speech (alternative perspectives on COVID-19, etc.) is related to the corporate necessity of removing legitimately harmful speech (fraud, sexual harassment, etc.). This is a blatant mischaracterization of Proposal 7’s intent. To accept the Board’s premise, that transparent and clear policies are all that is necessary in this situation, is to implicitly accept the Board’s framing: the issue of free speech is actually an issue of the Company’s corporate responsibility to suppress harm and misinformation. As noted by the Court above, it is not. Microsoft’s primary corporate responsibility is to fulfill its legal obligations (including abiding by prohibitions on complying with government requests for censorship) as a means to fulfill its fiduciary duty to shareholders and maintain its profit model.

Conclusion

As demonstrated in this report, the Board’s response to Proposal 7 fails to dismiss concerns over compliance with government-requested censorship from Microsoft by:

1.Overlooking the relevant question of Microsoft’s compliance with government requests to take down content.

2.Conflating the issue of corporate transparency with Microsoft’s self-described corporate responsibility to suppress misinformation.

The hyper-political world of modern business requires a trust-but-verify mindset from shareholders. Microsoft seems to be asking its shareholders to trust without verifying, even as concerns mount over censorship, and the Company overlooks legal concerns in favor of its own commitment to nonlegal corporate responsibilities regarding “misinformation.” This does more than jeopardize Microsoft’s relationship of trust with shareholders. In its misrepresentation of shareholder concerns and glossing over of real legal issues, it furthers the seemingly political nature of Microsoft’s stance, a move that can only create further controversy and reputational risk to both Board and Company.